Exhibit 99.1

Itaú CorpBanca changes its SSE ticker symbol to "ITAUCORP" and its
NYSE ticker symbol to "ITCB"
After the completion of the merger of Banco Itaú Chile with and into CorpBanca on April 1, 2016

Santiago, Chile, April 1, 2016. Itaú CorpBanca announced today that it changed its Santiago Stock Exchange (Bolsa de Comercio de Santiago or SSE) ticker symbol from "CORPBANCA" to "ITAUCORP" and its NYSE ticker symbol relating to its American Depositary Shares from "BCA" to "ITCB", both effective as of the commencement of trading on April 1, 2016.
The change in each of the SSE and NYSE ticker symbols is made as a consequence of the name change of the bank to Itaú CorpBanca, after the merger of Banco Itaú Chile with and into CorpBanca on April 1, 2016.

About Itaú CorpBanca

ITAÚ CORPBANCA (NYSE:ITCB; SSE: ITAUCORP) is the entity resulting from the merger of Banco Itaú Chile with and into CorpBanca, on April 1, 2016. The merged bank has become the fourth largest private bank in Chile and will result in a banking platform for future expansion in Latin America, specifically in Chile, Colombia, Peru, and Central America. Itaú CorpBanca is a commercial bank based in Chile with operations also in Colombia and Panama. In addition, Itaú CorpBanca has a branch in New York and a representative office in Madrid. Focused on large and medium companies and in individuals, Itaú CorpBanca offers universal banking products. In 2012, the bank initiated a regionalization process and as of the date hereof, has acquired two banks in Colombia Banco CorpBanca Colombia and Helm Bank, becoming the first Chilean bank having banking subsidiaries abroad. The merger with Banco Itaú Chile and the business combination of our two banks in Colombia, represent the continued success of our regionalization process.
As of December 31, 2015, according to the Chilean Superintendency of Banks, on a pro forma basis Itaú CorpBanca was the fourth largest private bank in Chile in terms of the overall size of its customer loan portfolio, equivalent to 12.3% market share.
As of December 31, 2015, according to the Colombian Superintendency of Finance, CorpBanca Colombia was the sixth largest bank in Colombia in terms of total assets and in terms of total loans and also the sixth largest bank in Colombia in terms of total deposits, as reported under local regulatory and accounting principles. At the same date, its market share by loans remained quite stable at 6.1%.

Investor Relations – Itaú CorpBanca
+56 (2) 2660-2555 / IR@corpbanca.cl